Exhibit 99.2
081204

PUT AGREEMENT

This Put Agreement (the “Agreement”) is entered into by and between, Atlas Capital SA (“Holder”), and Michael Nouri and Doron Roethler (the “Grantors”), effective this 13th day of August, 2004 (the “Effective Date”).

WITNESSETH:

WHEREAS, Holder has agreed to purchase one hundred thousand (100,000) shares of common stock (the “Second Closing Shares”) of Smart Online, Inc., a Delaware corporation (the “Company”), of the Company; and

WHEREAS, the Grantors acknowledge that such purchase of the Second Closing Shares by Holder is conditioned on the Grantors entering into this Agreement.

NOW THEREFORE, in consideration of the premises, and the mutual covenants and agreements set forth below, the parties hereby agree as follows:

1.    Put Option. The Grantors hereby grant to Holder the absolute and unconditional right to require the Grantors to repurchase all (but not less than all) of the Second Closing Shares of Holder (the “Put Option”). The amount that the Grantors shall pay to Holder upon exercise of the Put Option shall be equal to an aggregate of Five Dollars ($5.00) for each of the Second Closing Shares (the “Put Price”), subject to adjustment for stock dividends, splits, reverse splits, reorganizations and similar events.

2.    First Put Option Period. The Put Option may be exercised by Holder by giving written notice of exercise to the Grantors (i) at any time on or after March 1, 2005, and before March 31, 2005 (the “First Put Option Period”) and (ii) at any time on or after March 1, 2006 and before March 31, 2006 (the “Second Put Option Period”), provided, however, that the Put Option shall terminate and no longer be exercisable if (x) at any time prior to exercise of the Put Option, the common stock of the Company is listed or quoted for public trading, or (y) upon the occurrence of any vote or consent or approval by the stockholders of the Company with respect to any action reasonably necessary to achieve the foregoing public trading of the capital stock of the Company, Holder shall fail to vote all securities of Holder in favor of the proposal, or (z) Holder shall transfer any of the securities of the Company purchased by Holder or any rights to any of such securities or cause any option, lien or other encumbrance to exist with respect to any securities of the Company purchased by Holder. In the event the Put Option is exercised, a closing shall be held at a time mutually agreed to by the Grantors and Holder. The closing shall be held within ninety (90) days from the date of receipt of notice of exercise. At the closing, the Grantors shall deliver to Holder the Put Price, and Holder shall deliver to the Grantors a certificate or certificates representing the Second Closing Shares, together with reasonable documentation and representations for transfer of good title.

2.    Definitions.

(a)    The term “Company” shall mean Smart Online, Inc. and any corporation or other entity into which, or with which, the Company merges or consolidates, or the corporate parent of such corporation or entity, provided Holder owns securities of such corporation or other entity or parent company immediately after the transaction.

(b)    The term “Second Closing Shares” means the Second Closing Shares (as defined above) and any and all securities of the Company Holder receives on account of ownership of any Company Securities, whether in any dividend, split, merger, consolidation, reorganization, conversion, exercise or other event or transaction.

3.    Joint and several Liability. The Grantors shall be jointly and severally liable to Holder for the full Put Price payable upon exercise of the Put Option. If either of the Grantors pays more than Fifty (50%) Percent of the Put Price, the other Grantor shall pay to such Grantor within ten days after written request the amount by which payment exceeded Fifty (50%) Percent of the Put Price.

4.    Rights in Shares. Subject to the provisions of this Agreement, Holder shall exercise all rights and privileges of a shareholder of the Company with respect to the Company Securities subject to this Agreement.

5.    Miscellaneous.

5.1        Binding Effect. This Agreement shall be binding, not only upon the parties to this Agreement, but also on their heirs, executors, administrators, personal representatives, successors and assigns (including any transferee of a party to this Agreement); and the parties agree, for themselves and their successors, assigns and representatives to execute any instrument which may be necessary legally to give effect to the terms and conditions of this Agreement.

5.2        Notices. All notices, requests and amendments under this Agreement, shall be in writing, and notices shall be deemed to have been given when personally delivered or mailed by registered or certified mail, return receipt requested or the next business day after being sent by overnight courier service addressed as follows:

To Holder: As designated on the signature page of this Agreement

To Grantors: As designated on the signature page to this Agreement.

5.3    Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

5.4    Governing Law; Jurisdiction. This Agreement shall be governed by the internal laws of North Carolina. The parties hereby consent to the exclusive jurisdiction of the courts of Wake County, North Carolina for purposes of adjudicating any issue hereunder.

5.5    Amendment. Neither this Agreement nor any of the terms and conditions set forth in this Agreement may be altered, or amended verbally, and any such alteration or amendment shall only be effective when reduced to writing and signed by each of the parties.

5.6    Assignment. Except as set forth in Section 2, neither Company nor Holder shall assign this Agreement (whether by actual assignment or operation of law) without the prior written consent of the other party.

5.7    Entire Agreement; Rights and Interest. This Agreement constitutes the entire agreement of the parties with respect to the matters covered hereby, and supersedes any previous agreements, whether written or oral. Further, no such understandings, expectations or agreements which may hereafter arise shall be cognizable or enforceable unless the same shall be reduced to a writing signed by the parties to be charged.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement effective the date and year first above written.

HOLDER: /s/ Avy Lugassy Avy Lugassy Name: Atlas Capital SA Address: 116 Rue du Rhone CH-1204 Geneva, Swizterland

GRANTORS: /s/ Michael Nouri Name: Michael Nouri Address: P.O. Box 14034 Durham, NC 27709 /s/ Doron Roethler Name: Doron Roethler Address: Jan Tooropplein 1 2391 GG Hazerswoude The Netherlands